EXHIBIT 4.221
EXECUTION VERSION
The taking of this document or any certified copy of it or any document which constitutes substitute documentation for it, or any document which includes written confirmations or references to it, into Austria as well as printing out any e-mail communication which refers to any Loan Document in Austria or sending any e-mail communication to which a pdf scan of this document is attached to an Austrian addressee or sending any e-mail communication carrying an electronic or digital signature which refers to any Loan Document to an Austrian addressee may cause the imposition of Austrian stamp duty. Accordingly, keep the original document as well as all certified copies thereof and written and signed references to it outside of Austria and avoid printing out any email communication which refers to any Loan Document in Austria or sending any e-mail communication to which a pdf scan of this document is attached to an Austrian addressee or sending any e-mail communication carrying an electronic or digital signature which refers to any Loan Document to an Austrian addressee.
DATED 16 AUGUST 2010
SIG COMBIBLOC HOLDING GMBH
AS THE CHARGOR
IN FAVOUR OF
THE BANK OF NEW YORK MELLON
AS THE COLLATERAL AGENT

SECURITY OVER SHARES AGREEMENT

i

THIS AGREEMENT is made by way of deed on 16 August 2010
BETWEEN
(1)	SIG COMBIBLOC HOLDING GMBH with its registered seat in Linnich, registered with the Commercial Register of the Local Court Düren under HR B 5751, (the “Chargor”); and

(2)	THE BANK OF NEW YORK MELLON in its capacity as collateral agent for the Secured Parties as appointed under the First Lien Intercreditor Agreement (the “Collateral Agent”).
RECITALS:
(A)	Further to the Credit Agreement (as defined below) certain lenders and financial institutions agreed to make available to the borrowers therein certain facilities (the “Facilities”) on the terms set out in the Credit Agreement.

(B)	Further to the Senior Secured Note Indenture (as defined below), the Issuers (as defined below) issued certain notes (the “Notes”).

(C)	The Chargor intends to provide security in respect of the Facilities and the Notes.

(D)	It is intended by the parties to this Agreement that this document will take effect as a deed despite the fact that a party may only execute this Agreement under hand.

(E)	The Collateral Agent is acting under and holds the benefit of the rights conferred upon it in this Agreement on trust for the Secured Parties.
IT IS AGREED as follows:
1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Additional Agreement” has the meaning given to that term in the First Lien Intercreditor Agreement.

“Agreed Security Principles” has the meaning it is given in the Credit Agreement and the Senior Secured Note Indenture and to the extent of any inconsistency the meaning it is given in the Credit Agreement shall prevail.

“Applicable Representative” has the meaning given to that term in the First Lien Intercreditor Agreement.

“Charge” means the charge constituted under this Agreement.

“Charged Portfolio” means the Shares and the Related Assets.

“Collateral Rights” means all rights, powers and remedies of the Collateral Agent provided by or pursuant to this Agreement or by law.

“Credit Agreement” means the Credit Agreement dated as of 5 November 2009 among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., SIG Euro Holding AG & Co. KG aA, Closure Systems International Holdings Inc., Closure Systems International B.V. and SIG Austria Holding GmbH as borrowers, Reynolds Group Holdings Limited, the lenders from time to time party thereto and Credit Suisse AG (formerly known as Credit Suisse), as administrative agent, as amended, extended, restructured, renewed, novated, supplemented, restated, refunded, replaced or modified from time to time.

“Delegate” means a delegate or sub-delegate appointed pursuant to Clause 12 (Delegation) of this Agreement.

“Enforcement Event” means an “Event of Default” under, and as defined in, the First Lien Intercreditor Agreement.

“First Lien Intercreditor Agreement” means the First Lien Intercreditor Agreement dated as of 5 November 2009, among the Collateral Agent, The Bank of New York Mellon, as trustee under the Senior Secured Note Indenture, Credit Suisse AG (formerly known as Credit Suisse), as administrative agent under the Credit Agreement, and the Loan Parties, as amended, novated, supplemented, restated or modified from time to time.

“Group” means Reynolds Group Holdings Limited and each of its subsidiaries from time to time.

“Intercreditor Arrangements” means the First Lien Intercreditor Agreement and any other document that is designated by the Loan Parties’ Agent and the Collateral Agent as an intercreditor agreement, in each case as amended, novated, supplemented, restated, replaced or modified from time to time.

“Issuers” means the “Issuers” under, and as defined in, the Senior Secured Note Indenture, including their successors in interest.

“Lien” has the meaning given to such term in the First Lien Intercreditor Agreement.

“Loan Documents” means the “Credit Documents” under, and as defined in, the First Lien Intercreditor Agreement and any other document designated by the Loan Parties’ Agent and the Collateral Agent as a Loan Document.

“Loan Parties” means the “Grantors” under, and as defined in, the First Lien Intercreditor Agreement.

“Loan Parties’ Agent” means Reynolds Group Holdings Limited (formerly known as Rank Group Holdings Limited).

“Parallel Obligations” means the independent obligations of any of the Loan Parties arising pursuant to the First Lien Intercreditor Agreement to pay to the Collateral Agent sums equal to the sums owed by such Loan Party to the other Secured Parties (or any of them) under the Loan Documents.

“Principal Finance Documents” means the Credit Agreement, the Senior Secured Note Indenture, the Intercreditor Arrangements and any Additional Agreement.

“Receiver” means a receiver or receiver and manager or, where permitted by law, an administrative receiver of the whole or any part of the Charged Portfolio and that term will include any appointee made under a joint and/or several appointment.

“Related Assets” means all dividends, interest and other monies at any time payable at any time in respect of the Shares and all other rights, benefits and proceeds in respect of or derived from the Shares (whether by way of redemption, bonus, preference, option, substitution, conversion or otherwise) held by, to the order or on behalf of the Chargor at any time.

“Secured Liabilities” means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of each Loan Party and each grantor of a security interest to the Secured Parties (or any of them) under each or any of the Loan Documents, together with all costs, charges and expenses incurred by any Secured Party in connection with the protection, preservation or enforcement of its respective rights under the Loan Documents or any other document evidencing or securing any such liabilities.

“Secured Parties” means the “Secured Parties” under, and as defined in, the First Lien Intercreditor Agreement.

“Security Documents” means the “Security Documents” under, and as defined in, the First Lien Intercreditor Agreement.

“Senior Secured Note Indenture” means the Indenture dated as of 5 November 2009, among the Issuers, the Note Guarantors (as defined therein) and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, as amended, extended, restructured, renewed, refunded, novated, supplemented, restated, replaced or modified from time to time.

“Shares” means all of the shares in the capital of SIG Combibloc Limited a company incorporated under the laws of England and Wales with company number 01146077 held by, to the order or on behalf of the Chargor at any time.

1.2	Terms defined in the First Lien Intercreditor Agreement

Unless defined in this Agreement or the context otherwise requires, a term defined in the First Lien Intercreditor Agreement has the same meaning in this Agreement or any notice given under or in connection with this Agreement.

1.3	Construction

(a)	The rules of interpretation contained in the First Lien Intercreditor Agreement will apply as if incorporated in this Agreement or in any notice given under or in connection with this Agreement; and

(b)	This Agreement is subject to the terms of the Intercreditor Arrangements. In the event of a conflict between the terms of this Agreement and the Intercreditor Arrangements, the terms of the Intercreditor Arrangements will prevail.

2.	COVENANT TO PAY AND CHARGE

2.1	Covenant to Pay

The Chargor covenants with the Collateral Agent that it shall discharge each of the Secured Liabilities on their due date in accordance with their respective terms.

2.2	Further advances

(a)	Subject to the terms of the Loan Documents, each Lender (as defined in the Credit Agreement) is under an obligation to make further Loans (as defined in the Credit Agreement) to the Loan Parties and that obligation will be deemed to be incorporated into this Agreement as if set out in this Agreement.

(b)	Subject to the terms of the Loan Documents, each Issuer may issue further Notes (as defined in the Senior Secured Notes Indenture) to the Loan Parties and that obligation will be deemed to be incorporated into this Agreement as if set out in this Agreement.

2.3	Charge

The Chargor charges the Charged Portfolio with full title guarantee and by way of first fixed charge, in favour of the Collateral Agent, as continuing security for the payment and discharge of the Secured Liabilities.

3.	DEPOSIT OF CERTIFICATES, RELATED RIGHTS AND RELEASE

3.1	Deliverables

The Chargor will on the date of this Agreement (or promptly upon coming into possession of the Chargor at any time) deposit (or procure there to be deposited) with the Collateral Agent all certificates and other documents of title to the Shares, and stock transfer forms (executed in blank by or on behalf of the Chargor) in respect of the Shares.

3.2	Related Assets

The Chargor shall, promptly upon the accrual, offer or issue of any stocks, shares, warrants or other securities in respect of or derived from the Shares, procure the delivery to the Collateral Agent of (a) all certificates and other documents of title representing such items and (b) such duly executed blank stock transfer forms or other instruments of transfer in respect thereof as the Collateral Agent may reasonably request.

3.3	Release

The security constituted by this Agreement shall be released and cancelled:

(a)	by the Collateral Agent (acting on the instructions of the Applicable Representative) at the request and cost of the Chargor, upon the Secured Liabilities being irrevocably paid or discharged in full and none of the Secured Parties being under any further actual or contingent obligation to make advances or provide other financial accommodation to the Chargor or any other person under any of the Loan Documents; or

(b)	in accordance with, and to the extent required by, the Intercreditor Arrangements (to the extent it is possible to give effect to such arrangements under English law).

4.	VOTING RIGHTS AND DIVIDENDS

4.1	Voting rights and dividends before an Enforcement Event

If an Enforcement Event is not continuing, the Chargor shall:

(a)	be entitled to all dividends, interest and other monies or distributions arising from the Charged Portfolio to the extent the same are permitted to be paid under the Principal Finance Documents; and

(b)	be entitled to exercise all voting rights in relation to the Charged Portfolio provided that the Chargor shall not exercise (and shall procure that any nominee acting on its behalf does not exercise) such voting rights in any manner, or otherwise permit or agree to any (a) variation of the rights attaching to or conferred by any of the Shares or (b) increase in the issued share capital of SIG Combibloc Limited, which would adversely affect the validity or enforceability of the security created by this Agreement or which would cause the occurrence of an Enforcement Event.

4.2	Voting rights and dividends after an Enforcement Event

If an Enforcement Event has occurred and is continuing, the Collateral Agent may, at its discretion, (in the name of the Chargor or otherwise and without any further consent or authority from the Chargor):

(a)	exercise (or refrain from exercising) any voting rights in respect of the Charged Portfolio;

(b)	apply all dividends, interest and other monies arising from the Charged Portfolio in accordance with Clause 14 (Application of Proceeds);

(c)	transfer the Charged Portfolio into the name of the Collateral Agent or such nominee(s) of the Collateral Agent as it shall require; and

(d)	exercise (or refrain from exercising) the powers and rights conferred on or exercisable by the legal or beneficial owner of the Charged Portfolio, including the right, in relation to SIG Combibloc Limited, to concur or participate in:
(i)	the reconstruction, amalgamation, sale or other disposal of such company or any of its assets or undertaking (including the exchange, conversion or reissue of any shares or securities as a consequence thereof),
(ii)	the release, modification or variation of any rights or liabilities attaching to such shares or securities, and
(iii)	the exercise, renunciation or assignment of any right to subscribe for any shares or securities,

in each case in the manner and on the terms the Collateral Agent thinks fit, and the proceeds of any such action shall form part of the Charged Portfolio.

5.	CHARGOR’S REPRESENTATION AND UNDERTAKINGS

5.1	Undertakings

(a)	Disposals and Negative pledge
Unless permitted by this Agreement or the Principal Finance Documents, the Chargor shall not enter into a single transaction or a series of transactions (whether related or not) and whether voluntarily or involuntarily, to sell, lease, transfer or otherwise dispose of the whole or any part of the Charged Portfolio and will not create or permit to subsist any security interest on any part of the Charged Portfolio or otherwise deal with any part of the Charged Portfolio, in each case without the consent of the Collateral Agent (acting on the instructions of the Applicable Representative).
(b)	Calls on Shares
The Chargor undertakes to pay all calls or other payments when due in respect of any part of the Charged Portfolio. If the Chargor fails to make any such payment (of which the Collateral Agent has actual knowledge) the Collateral Agent may (but shall not be obliged to) make that payment on behalf of the Chargor and any sums so paid by the Collateral Agent shall be reimbursed by the Chargor promptly following demand together with interest on those sums. Such interest shall be calculated from the date of payment by the Collateral Agent until reimbursed (after, as well as before, judgment) in accordance with Clause 13.2 (Interest on Demands), provided that the Collateral Agent shall not be required to make any such payment on behalf of the Chargor unless and until it shall have been (a) instructed to do so by the Applicable Representative and (b) indemnified and/or secured and/or pre-funded to its satisfaction.
5.2	Representation

(a)	Establishments
The Chargor represents it has not registered any “establishments” (as that term is defined in Part 1 of The Overseas Companies Regulations 2009) with the Registrar of Companies or, if it has so registered, it has provided to the Collateral Agent sufficient details to enable an accurate search against it to be undertaken by the Secured Parties at the Companies Registry.
6.	FURTHER ASSURANCE

6.1	Covenant for Further Assurance

Subject to the Agreed Security Principles, the Chargor will promptly at its own cost do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Collateral Agent may reasonably specify (and in such form as the Collateral Agent may reasonably require in favour of the Collateral Agent or its nominee(s) or Delegate) for the purposes of (a) exercising the Collateral Rights or perfecting the Lien created or intended to be created in respect of the Charged Portfolio (which may include the execution by the Chargor of a mortgage, charge or assignment over all or any of the assets constituting, or intended to constitute, the Charged Portfolio) or for the exercise of the rights, powers and remedies of the Collateral Agent provided by or pursuant to this Agreement or by law; and/or (b) to facilitate the realisation of the Charged Portfolio in each case in accordance with the rights vested in it under this Agreement.

6.2	Prescribed Wording

The following covenants shall be implied in respect of any action taken by the Chargor to comply with its obligations under Clause 6.1 (Covenant for Further Assurance):

(a)	the Chargor has the right to take such action in respect of the Charged Portfolio; and

(b)	the Chargor will at its own cost do all that it reasonably can to give the Collateral Agent or its nominee or Delegate the title and/or rights that it purports to give.

7.	POWER OF ATTORNEY

7.1	Appointment and powers

The Chargor by way of security irrevocably appoints the Collateral Agent and any Receiver severally to be its attorney and in its name, on its behalf and as its act and deed to execute, deliver and perfect all documents and do all things which the attorney may consider to be required or desirable for:

(a)	carrying out any obligation imposed on the Chargor by this Agreement or any other agreement binding on the Chargor to which the Collateral Agent is a party (including the execution and delivery of any deeds, charges, assignments or other security and any transfers of the Charged Portfolio);

(b)	enabling the Collateral Agent to exercise, or delegate the exercise of, all or any of the Collateral Rights; and

(c)	enabling any Receiver to exercise, or delegate the exercise of, any of the rights, powers and authorities conferred on them by or pursuant to this Agreement or by law,

provided always that the Collateral Agent may only be entitled to exercise the powers conferred upon it by the Chargor under this Clause 7.1 if:
(i)	an Enforcement Event has occurred and is continuing; and/or

(ii)	the Collateral Agent has received notice from the Applicable Representative, the Loan Parties’ Agent and/or the Chargor that the Chargor has failed to comply with a further assurance or perfection obligation within 10 Business Days of being notified of that failure (with a copy of that notice being sent to the Loan Party’s Agent), provided further that the Collateral Agent shall not be obliged to exercise the powers conferred upon it by the Chargor under this Clause 7.1 unless and until it shall have been (a) instructed to do so by the Applicable Representative and (b) indemnified and/or secured and/or prefunded to its satisfaction.

7.2	Ratification

The Chargor shall ratify and confirm all things done and all documents executed by any attorney in the exercise or purported exercise of all or any of his powers.

8.	SECURITY ENFORCEMENT

8.1	Time for Enforcement

If an Enforcement Event has occurred and is continuing or if a petition or application is presented for the making of an administration order in relation to the Chargor or if any person who is entitled to do so gives written notice of its intention to appoint an administrator of the Chargor or files such a notice with the court or is requested to do so by the Chargor, save to the extent that such petition, application, notice or filing is not made by a member of the Group or any director of any member of the Group and is frivolous or vexatious and is stayed, dismissed or withdrawn within 4 Business Days of such petition, application, notice or filing being made the security created by or pursuant to this Agreement is immediately enforceable and the Collateral Agent may, without notice to the Chargor or prior authorisation from any court, in its absolute discretion or shall, if so instructed by the Applicable Representative:

(a)	secure and perfect its title to all or any part of the Charged Portfolio (including transferring the Charged Portfolio into the name of the Collateral Agent or its nominees);

(b)	enforce all or any part of the Lien created by this Agreement (at the times, in the manner and on the terms it thinks fit) and take possession of and hold, sell, or otherwise dispose of all or any part of the Charged Portfolio (at the time, in the manner and on the terms it thinks fit); and

(c)	whether or not it has appointed a Receiver, exercise all or any of the powers, authorisations and discretions conferred by the Law of Property Act 1925 (as varied or extended by this Agreement) on chargees and by this Agreement on any Receiver or otherwise conferred by law on chargees or Receivers.

8.2	Power of sale

(a)	The power of sale or other disposal conferred on the Collateral Agent and on the Receiver by this Agreement shall operate as a variation and extension of the statutory power of sale under Section 101 of the Law of Property Act 1925 and such power shall arise (and the Secured Liabilities shall be deemed due and payable for that purpose) on execution of this Agreement.

(b)	The restrictions contained in Sections 93 and 103 of the Law of Property Act 1925 shall not apply to this Agreement or to the exercise by the Collateral Agent of its right to consolidate all or any of the Lien created by or pursuant to this Agreement with any other security in existence at any time or to its power of sale which powers may be exercised by the Collateral Agent without notice to the Chargor if an Enforcement Event has occurred and is continuing.

8.3	Chargee’s liability

Neither the Collateral Agent nor any Receiver will be liable to account as mortgagee or mortgagee in possession in respect of the Charged Portfolio or be liable for any loss upon realisation or for any neglect, default or omission of any nature whatsoever in connection with the Charged Portfolio for which a mortgagee or mortgagee in possession might as such be liable.

8.4	Right of Appropriation

To the extent that any of the Charged Portfolio constitutes “financial collateral” and this Agreement and the obligations of the Chargor hereunder constitute a “security financial collateral arrangement” (in each case as defined in, and for the purposes of, the Financial Collateral Arrangements (No. 2) Regulations 2003 (SI 2003 No. 3226) (the “Regulations”) the Collateral Agent shall have the right if an Enforcement Event has occurred and is continuing to appropriate all or any part of such financial collateral in or towards discharge of the Secured Liabilities. For this purpose, the parties agree that the value of such financial collateral so appropriated shall be the market price of the Shares determined by the Collateral Agent by reference to a public index or by such other process as the Collateral Agent may select, including independent valuation. The parties agree that the method of valuation provided for in this Agreement shall constitute a commercially reasonable method of valuation for the purposes of the Regulations.

8.5	Statutory powers

The powers conferred by this Agreement on the Collateral Agent are in addition to and not in substitution for the powers conferred on mortgagees and mortgagees in possession under the Law of Property Act 1925, the Insolvency Act 1986 or otherwise by law and in the case of any conflict between the powers contained in any such Act and those conferred by this Agreement the terms of this Agreement will prevail.

9.	LIMITATIONS ON ENFORCEMENT

9.1	The Collateral Agent shall be entitled to apply proceeds of an enforcement of the Charge towards satisfaction of the Secured Liabilities without limitation in respect of:

(a)	all and any amounts which are owed under the Loan Documents by the Chargor itself, the Company or by any of their subsidiaries; and

(b)	all and any amounts which correspond to funds that have been borrowed or otherwise raised under the Credit Documents, in each case to the extent borrowed, on-lent or otherwise passed on to, or issued for the benefit of, the Chargor, the Company or any of their subsidiaries, or for the benefit of any of their creditors and in each case not repaid and outstanding from time to time

(in aggregate, the “Unlimited Enforcement Amount”).

9.2	Besides an application of proceeds from an enforcement of the Charge towards satisfaction of the Secured Liabilities in respect of the Unlimited Enforcement Amount pursuant to Clause 9.1 above, the Collateral Agent shall not be entitled to apply proceeds of an enforcement of the Charge towards satisfaction of the Secured

Liabilities but shall return to the Chargor proceeds of an enforcement of the Charge if and to the extent that:

(a)	the Charge secure the obligations of a Grantor which is (x) a shareholder of the Chargor or (y) an affiliated company (verbundenes Unternehmen) within the meaning of section 15 of the German Stock Corporation Act (Aktiengesetz) of a shareholder of the Chargor (other than the Chargor and its subsidiaries); and

(b)	the application of proceeds of an enforcement of the Charge towards the Secured Liabilities would have the effect of (x) reducing the Chargor’s net assets (Reinvermögen) (the “Net Assets”) to an amount of less than its stated share capital (Stammkapital) or, if the Net Assets are already an amount of less than its stated share capital, of causing such amount to be further reduced and (y) would thereby affect the assets required for the obligatory preservation of the Chargor’s stated share capital (Stammkapital) according to section 30, 31 German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung) provided that the amount of the stated share capital to be taken into consideration shall be the amount registered in the commercial register at the date hereof, and any increase of the stated share capital registered after the date of this Agreement shall only be taken into account if such increase has been effected with the prior written consent of the Collateral Agent (acting on the instructions of the Applicable Representative).

9.3	The Net Assets shall be calculated as an amount equal to the sum of the values of the Chargor’s assets (consisting of all assets which correspond to the items set forth in section 266 sub-section(2) A, B and C of the German Commercial Code (Handelsgesetzbuch) less the aggregate amount of the Chargor’s liabilities (consisting of all liabilities and liability reserves which correspond to the items set forth in section 266 sub-section (3) B, C and D of the German Commercial Code), save that:

(a)	any asset that is shown in the balance sheet with a book value (Buchwert) that is significantly lower than the market value of such asset and that is not necessary for the Chargor’s business (nicht betriebsnotwendig) shall be taken into account with its market value;

(b)	obligations under loans provided to the Chargor by any member of the Group or any other affiliated company shall not be taken into account as liabilities as far as such loans are subordinated by law or by contract at least to the claims of the unsubordinated creditors of the Chargor; and

(c)	obligations under loans or other contractual liabilities incurred by the Chargor in violation of the provisions of the Loan Documents shall not be taken into account as liabilities.

The Net Assets shall be determined in accordance with the generally accepted accounting principles applicable from time to time in Germany (Grundsätze ordnungsmäßiger Buchführung) and be based on the same principles that were applied by the Chargor in the preparation of its most recent annual balance sheet (Jahresbilanz).

It being understood that the assets of the Chargor will be assessed at liquidation values (Liquidationswerte) if the managing directors of the Chargor, at the time they prepare the Management Determination (as defined below) are, due to factual or legal circumstances at that time, in their opinion not able to make a positive prognosis as to whether the business of the Chargor can carry on as a going concern (positive Fortführungsprognose), in particular when the Charge is enforced.
9.4	The limitations set out in Clause 9.2 above shall only apply if and to the extent that:

(a)	without undue delay, but not later than within 5 business days, after receipt of a notification by the Collateral Agent of its intention to enforce any of the Charge (the “Notice”), the Chargor has confirmed in writing to the Collateral Agent (x) to what extent such Charge is up-stream or cross-stream security as described in Clause 9.2 above and (y) which amount of proceeds of an enforcement of the Charge attributable to the enforcement of such up-stream or cross-stream security cannot be applied towards satisfaction of the Secured Liabilities but would have to be returned to the Chargor as it would otherwise cause the Net Assets of the Chargor to fall below its stated share capital (taking into account the adjustments set out in Clause 9.3 above) and such confirmation is supported by evidence reasonably satisfactory to the Collateral Agent (the “Management Determination”) and the Collateral Agent has not contested this and argued that no or a lesser amount would be necessary to maintain the Chargor’s stated share capital; or

(b)	within 20 business days from the date the Collateral Agent (acting on the instructions of the Applicable Representative) has contested the Management Determination, the Collateral Agent receives from the Chargor an up to date balance sheet prepared by a firm of auditors of international standard and reputation (the “Determining Auditors”) which shows the value of the Chargor’s Net Assets (the “Balance Sheet”). The Balance Sheet shall be prepared in accordance with the principles set out in Clause 9.3 above, provided that the final sentence of Clause 9.3 above shall not apply unless the Determining Auditors have in an independent assessment determined that the assets of the Chargor should be evaluated at liquidation values (Liquidationswerte) in accordance with the generally accepted accounting principles applicable from time to time in Germany (Grundsätze ordnungsmäßiger Buchführung) and shall contain further information (in reasonable detail) relating to items to be adjusted pursuant to Clause 9.3 above. If the Chargor fails to deliver a Balance Sheet within the aforementioned time period, the Collateral Agent shall be entitled to apply the proceeds of an enforcement of the Charge towards satisfaction of the Secured Liabilities irrespective of the limitations set out in Clause 9.2 above.

9.5	If the Collateral Agent (acting on the instructions of the Applicable Representative) disagrees with the Balance Sheet it shall be entitled to apply proceeds of an enforcement of the Charge in satisfaction of the Secured Liabilities up to an amount which, according to the Balance Sheet, can be applied in satisfaction of the Secured Liabilities in compliance with the limitations set out in Clause 9.2 above. In relation to any additional amounts for which the Chargor is liable under this Agreement, the Collateral Agent shall be entitled to further pursue its claims (if any) and the Chargor shall be entitled to prove that this amount is necessary for maintaining its stated share capital (calculated as of the date the Collateral Agent has given notice that it intends to enforce the security created under this Agreement).

9.6	No reduction of the amount enforceable or applicable towards satisfaction of the Secured Liabilities under this Clause 9 will prejudice the right of the Collateral Agent to continue enforcing the Charge (subject always to the operation of the limitations set out above at the time of such enforcement) until full satisfaction to the claims secured.

10.	RECEIVERS AND ADMINISTRATORS

10.1	Appointment and removal

At any time after having been requested to do so by the Chargor or if the security created by this Agreement is enforceable in accordance with Clause 8 (Security Enforcement), the Collateral Agent may by deed or otherwise (acting through an authorised officer of the Collateral Agent), without prior notice to the Chargor:

(a)	appoint one or more persons to be a Receiver of the whole or any part of the Charged Portfolio;

(b)	remove (so far as it is lawfully able) any Receiver so appointed;

(c)	appoint another person(s) as an additional or replacement Receiver(s); and

(d)	appoint one or more persons to be an administrator of the Chargor.

10.2	Capacity of Receivers

Each person appointed to be a Receiver pursuant to Clause 10.1 (Appointment and removal) will be:

(a)	entitled to act individually or together with any other person appointed or substituted as Receiver;

(b)	for all purposes shall be deemed to be the agent of the Chargor which shall be solely responsible for his acts, defaults and liabilities and for the payment of his remuneration and no Receiver shall at any time act as agent for the Collateral Agent; and

(c)	entitled to remuneration for his services at a rate to be fixed by the Collateral Agent from time to time (without being limited to the maximum rate specified by the Law of Property Act 1925).

10.3	Statutory powers of appointment

The powers of appointment of a Receiver shall be in addition to all statutory and other powers of appointment of the Collateral Agent under the Law of Property Act 1925 (as extended by this Agreement) or otherwise and such powers shall remain exercisable from time to time by the Collateral Agent in respect of any part of the Charged Portfolio.

10.4	Powers of Receivers

Every Receiver shall (subject to any restrictions in the instrument appointing him but notwithstanding any winding-up or dissolution of the Chargor) have and be entitled to exercise, in relation to the Charged Portfolio in respect of which he was appointed, and as varied and extended by the provisions of this Agreement (in the name of or on behalf of the Chargor or in his own name and, in each case, at the cost of the Chargor):

(a)	all the powers conferred by the Law of Property Act 1925 on mortgagors and on mortgagees in possession and on receivers appointed under that Act;

(b)	all the powers of an administrative receiver set out in Schedule 1 to the Insolvency Act 1986 (whether or not the Receiver is an administrative receiver);

(c)	all the powers and rights of an absolute owner and power to do or omit to do anything which the Chargor itself could do or omit to do;

(d)	the power to delegate (either generally or specifically) the powers, authorities and discretions conferred on it by this Agreement or any of the Principal Finance Documents (including the power of attorney) on such terms and conditions as it shall see fit which delegation shall not preclude either the subsequent exercise any subsequent delegation or any revocation of such power, authority or discretion by the Receiver itself; and

(e)	the power to do all things (including bringing or defending proceedings in the name or on behalf of the Chargor) which seem to the Receiver to be incidental or conducive to:
(i)	any of the functions, powers, authorities or discretions conferred on or vested in him;
(ii)	the exercise of any rights, powers and remedies of the Collateral Agent provided by or pursuant to this Agreement or by law (including realisation of all or any part of the Charged Portfolio); or
(iii)	bringing to his hands any assets of the Chargor forming part of, or which when got in would be, Charged Portfolio.
10.5	Consideration

The receipt of the Collateral Agent or any Receiver shall be a conclusive discharge to a purchaser and, in making any sale or disposal of any of the Charged Portfolio or making any acquisition, the Collateral Agent or any Receiver may do so for such consideration, in such manner and on such terms as it thinks fit.

10.6	Protection of purchasers

No purchaser or other person dealing with the Collateral Agent or any Receiver shall be bound to inquire whether the right of the Collateral Agent or such Receiver to exercise any of its powers has arisen or become exercisable or be concerned with any propriety or regularity on the part of the Collateral Agent or such Receiver in such dealings.

10.7	Discretions

Any liberty or power which may be exercised or any determination which may be made under this Agreement by the Collateral Agent or any Receiver may, subject to the terms and conditions of the Intercreditor Arrangements and to any requirement of reasonableness required under this Agreement, be exercised or made in its absolute and unfettered discretion without any obligation to give reasons.

11.	EFFECTIVENESS OF COLLATERAL

11.1	Collateral Cumulative

The collateral constituted by this Agreement and the Collateral Rights shall be cumulative, in addition to and independent of every other security which the Collateral Agent or any other Secured Party may at any time hold for the Secured Liabilities or any rights, powers and remedies provided by law. No prior security held by the Collateral Agent or any other Secured Party over the whole or any part of the Charged Portfolio shall merge into the collateral constituted by this Agreement.

11.2	No Waiver

No failure to exercise, nor any delay in exercising, on the part of the Collateral Agent, any right, power or remedy of the Collateral Agent provided by this Agreement or by law shall operate as a waiver, nor shall any single or partial exercise of that right, power or remedy prevent any further or other exercise of that or any other right, power or remedy of the Collateral Agent provided by this Agreement or by law.

11.3	Illegality, Invalidity, Unenforceability

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Agreement nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired and if any part of the security intended to be created by or pursuant to this Agreement is invalid, unenforceable or ineffective for any reason, that shall not affect or impair any other part of the security.

11.4	No liability

None of the Collateral Agent, its nominee(s) or any receiver or Delegate appointed pursuant to this Agreement shall be liable by reason of (a) taking any action permitted by this Agreement or (b) any neglect or default in connection with the Charged Portfolio or (c) the taking possession or realisation of all or any part of the Charged Portfolio, except to the extent provided in the Principal Finance Documents.

11.5	Implied Covenants for Title

(a)	The covenants set out in Sections 3(1), 3(2) and 6(2) of the Law of Property (Miscellaneous Provisions) Act 1994 will not extend to Clause 2.3 (Charge).

(b)	It shall be implied in respect of Clause 2.3 (Charge) that the Chargor is charging the Charged Portfolio free from all charges and encumbrances (whether monetary or not) and from all other rights exercisable by third parties (including liabilities imposed and rights conferred by or under any enactment).

11.6	Continuing Lien

(a)	The Lien from time to time constituted by this Agreement is a continuing security and will remain in full force and effect as a continuing security until released or discharged by the Collateral Agent.

(b)	No part of the security from time to time constituted by this Agreement will be considered satisfied or discharged by any intermediate payment, discharge or satisfaction of the whole or any part of the Secured Liabilities.

11.7	Immediate recourse

The Chargor waives any right it may have of first requiring the Collateral Agent or a Secured Party to proceed against or enforce any other rights or Lien or claim payment from any person before claiming from the Chargor under this Agreement. This waiver applies irrespective of any law or any provision of this Agreement to the contrary.

11.8	Avoidance of Payments

Notwithstanding Clause 3.3 (Release) if the Collateral Agent considers that any amount paid or credited to it is capable of being avoided or reduced by virtue of any bankruptcy, insolvency, liquidation or similar laws the liability of the Chargor under this Agreement and the security constituted by this Agreement shall continue and that amount shall not be considered to have been irrevocably paid.

11.9	Waiver of defences

The obligations of the Chargor under this Agreement and the Collateral Rights will not be affected by any act, omission, matter or thing which, but for this Clause 11.9 (Waiver of defences), would reduce, release or prejudice any of its obligations under this Agreement and this Lien and whether or not known to the Chargor or the Collateral Agent or any Secured Party including:

(a)	any time, waiver or consent granted to, or composition with, any Loan Party or other person;

(b)	the release of any other Loan Party or any other person under the terms of any composition or arrangement with any creditor of any Loan Party;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or Lien over assets of, any Loan Party or other person or any non-presentment or non-observance of any formality or other requirement in respect of any instruments or any failure to realise the full value of any other Lien;

(d)	any incapacity or lack of powers, authority or legal personality of or dissolution or change in the members or status of, any Loan Party or any other person;

(e)	any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case however fundamental and of whatsoever nature, and whether or not more onerous) or replacement of Loan Document or any document or security or of the Secured Liabilities;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Loan Document or any other document or security or of the Secured Liabilities; or

(g)	any insolvency or similar proceedings.

12.	DELEGATION

Subject to Section 4.05 of the First Lien Intercreditor Agreement (to the extent permitted by English law), each of the Collateral Agent and any Receiver shall have full power to delegate (either generally or specifically) the powers, authorities and discretions conferred on it by this Agreement (including the power of attorney) on such terms and conditions as it shall see fit which delegation shall not preclude either the subsequent exercise, any subsequent delegation or any revocation of such power, authority or discretion by the Collateral Agent or the Receiver itself.

13.	INDEMNITY AND INTEREST

13.1	Indemnity

To the extent set out in Section 4.11 of the First Lien Intercreditor Agreement, the Chargor shall, notwithstanding any release or discharge of all or any part of the security, indemnify the Collateral Agent, its agents, attorneys, any Delegate and any Receiver against any action, proceeding, claims, losses, liabilities, expenses, demands, taxes, and costs which it may sustain as a consequence of any breach by the Chargor of the provisions of this Agreement, the exercise or purported exercise of any of the rights and powers conferred on them by this Agreement or otherwise relating to the Charged Portfolio.

13.2	Interest on Demands

Section 2.07 (Default Interest) of the Credit Agreement applies to amounts which the Chargor fails to pay under this Agreement.

13.3	Payments Free Of Deduction

Section 2.20 (Taxes) of the Credit Agreement applies to this Agreement, save that, for the purposes of this Agreement only, the references in Section 2.20 (Taxes) of the Credit Agreement to “a Loan Party”, “that Loan Party” and “Each Loan Party” shall be replaced with “the Chargor”.

14.	APPLICATION OF PROCEEDS

All moneys received or recovered by the Collateral Agent or any Receiver pursuant to this Agreement or the powers conferred by it shall (subject to the claims of any person having prior rights thereto and by way of variation of the provisions of the Law of Property Act 1925) be applied in accordance with Section 2.01 of the First Lien Intercreditor Agreement.

15.	OTHER LIEN

15.1	Redemption or transfer

In the event of any action, proceeding or step being taken to exercise any powers or remedies conferred by any prior ranking Lien in case of exercise by the Collateral Agent or any Receiver or any Delegate of any power of sale under this Agreement the Collateral Agent may redeem such prior Lien or procure the transfer thereof to itself.

15.2	Accounts

The Collateral Agent may settle and pass the accounts of the prior Lien and any accounts so settled and passed will be conclusive and binding on the Chargor.

15.3	Costs of redemption or transfer

All principal monies, interest, costs, charges and expenses of and incidental to any redemption or transfer will be paid by the Chargor to the Collateral Agent on demand together with accrued interest thereon as well as before judgment at the rate from time to time applicable to unpaid sums specified in the Credit Agreement from the time or respective times of the same having been paid or incurred until payment thereof (after as well as before judgment).

15.4	Subsequent Interests

If the Collateral Agent (acting in its capacity as security trustee or otherwise) or any of the Secured Parties at any time receives notice or is deemed to have received notice of any subsequent Lien affecting all or any part of the Charged Portfolio or any assignment or transfer of the Charged Portfolio which in either case is prohibited by the terms of this Agreement or the Principal Finance Documents, all payments made by the Chargor to the Collateral Agent or any of the Secured Parties after that time shall be treated as having been credited to a new account of the Chargor and not as having been applied in reduction of the Secured Liabilities as at the time when the Collateral Agent received notice.

16.	SUSPENSE ACCOUNTS AND CURRENCY INDEMNITY

16.1	Suspense Accounts

All monies received, recovered or realised by the Collateral Agent under this Agreement (including the proceeds of any conversion of currency) may in the discretion of the Collateral Agent be credited to any interest bearing suspense or impersonal account maintained with the Collateral Agent or any bank, building society or financial institution as it considers appropriate and may be held in such account for so long as the Collateral Agent may think fit (acting on the instructions of the Applicable Representative) pending their application from time to time (as the Collateral Agent is entitled to do in its discretion) in or towards the discharge of any of the Secured Liabilities and save as provided herein no party will be entitled to withdraw any amount at any time standing to the credit of any suspense or impersonal account referred to above.

16.2	Currency Indemnity

(a)	The Secured Liabilities shall be paid in the currency in which it is denominated at the relevant time, unless the Loan Documents provides otherwise.

(b)	If any Secured Liabilities is received from the Chargor in a currency (“first currency”) other than the currency (“second currency”) in which it is payable (whether as a result of obtaining or enforcing an order or judgment, the dissolution of any person or otherwise), the amount received shall only satisfy the Chargor’s obligation to pay its Secured Liabilities to the extent of the amount in the second currency which the relevant Secured Party is able, in accordance with its usual practice, to purchase with the amount received in the first currency on the date of that receipt (or, if it is not possible to make that purchase on that date, on the first date upon which it is possible to do so).

(c)	Subject to Section 9.05 of the Credit Agreement and the terms of the Principal Finance Documents, the Chargor indemnifies each Secured Party against:
(i)	any loss sustained by it as a result of the amount purchased by it in the second currency pursuant to 16.2(b) above being less than the amount due; and
(ii)	all costs and expenses properly incurred by it in purchasing the second currency, in respect of any Secured Liabilities received from the Chargor.
(d)	The Chargor shall pay to the relevant Secured Party, promptly upon demand, in the currency stipulated, all amounts payable pursuant to such indemnity.
17.	ASSIGNMENT

17.1	Permitted Successors

The Collateral Agent may assign and transfer all or any of its rights and obligations under this Agreement to facilitate the performance of its role as Collateral Agent under the Loan Documents in accordance with the Intercreditor Arrangements. This Agreement shall be binding upon and shall inure to the benefit of each party and its direct or subsequent legal successors, permitted transferees and assigns.

17.2	Collateral Agent Successors

This Agreement shall remain in effect despite any amalgamation or merger (however effected) relating to the Collateral Agent; and references to the Collateral Agent shall include any assignee or successor in title of the Collateral Agent and any person who, under the laws of its jurisdiction of incorporation or domicile, has assumed the rights and obligations of the Collateral Agent under this Agreement or to which, under such laws, those rights and obligations have been transferred.

17.3	Disclosure

Subject to Section 9.16 of the Credit Agreement and the terms of the Principal Finance Documents, the Collateral Agent shall be entitled to disclose such information concerning the Chargor or any other person and this Agreement as the Collateral Agent considers appropriate to any actual or proposed direct or indirect successor or to any person to whom information may be required to be disclosed by applicable law.

18.	WAIVERS AND COUNTERPARTS

18.1	Waivers

No waiver by the Collateral Agent of any of its rights under this Agreement shall be effective unless given in writing.

18.2	Counterparts

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

19.	LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

20.	ENFORCEMENT

20.1	Jurisdiction of English Courts

(a)	The courts of England have exclusive jurisdiction to settle any dispute (a “Dispute”) arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity) or any non-contractual obligations arising out of or in connection with this Agreement.

(b)	The parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no party will argue to the contrary.

(c)	This Clause 20 (Enforcement) is for the benefit of the Collateral Agent only. As a result and notwithstanding Clause 20.1(a), it does not prevent the Collateral Agent from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Collateral Agent may take concurrent proceedings in any number of jurisdictions.

20.2	Service of process

Without prejudice to any other mode of service allowed under any relevant law, the Chargor:

(a)	irrevocably appoints Law Debenture Corporate Services Limited as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement; and

(b)	agrees that failure by an agent for service of process to notify the Chargor of the process will not invalidate the proceedings concerned.
THIS AGREEMENT has been signed on behalf of the Collateral Agent and executed as a deed by the Chargor and is delivered by it on the date specified above.

EXECUTION PAGE FOR
SIG COMBIBLOC HOLDING GMBH SECURITY OVER SHARES AGREEMENT

Chargor

Signed as a deed by Stephen Pardy	)	/s/ Stephen Pardy
As Authorised Signatory	)
for	)
SIG Combibloc Holding GmbH	)

In the presence of
/s/ Philip West
Philip West

The Collateral Agent

Signed by	)
THE BANK OF NEW YORK MELLON	)
)

By:	/s/ Catherine F. Donohue
	Name:	Catherine F. Donohue
Address: Vice President Fax: Attention:

101 Barclay Street, Floor 4E
New York, NY 10286
USA
Attention: Global Corporate Trust
212-815-5366